ATLANTIC BANCGROUP, INC.

March 22, 2010

Kevin W. Vaughn
Branch Chief
U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Atlantic BancGroup, Inc.
Form 10-K for the year ended December 31, 2008
Forms 10-Q for quarterly periods ended in 2010

Dear Mr. Vaughn:

We are writing response to your letter dated February 24, 2010, in which you request that we consider and respond to eight enumerated questions. Below, we respond to each of those eight questions in the order you presented them.

Form 10-K for the period ended December 31, 2008

Lending Activities, page 5

1.	Please refer to your response to comment 1 of our letter dated January 20, 2010 letter and address the following:

•	We note the use of the term “generally” in numerous instances throughout your proposed revisions. Please revise to be more specific and to discuss exceptions to your general statements and policies.

•	Please revise to specifically address documentation requirements for validating borrower income and assets.

•
Please revise to clarify why such a large percentage of your 1-4 family residential loans are maturing in a year or less since these loans are typically written for longer terms. Also, please discuss your ability to renew your construction, land development loans and other land loans considering your current market conditions.

Response:  We have incorporated the above comments in the accompanying Exhibit A (with tracked changes).  However, prudent credit underwriting in a community bank takes into consideration many factors including the lenders’ knowledge of their customers’ character and past performance.  Accordingly, a loan may be approved with exceptions to the “general statements and policies” of the community bank.  To list all possible exceptions to what is a guideline in most cases would not be practicable and open the door for many more borrower driven requests for exceptions to the guidelines.

Kevin W. Vaughn
March 22, 2010

Allocation of Allowance for Loan Losses, page 28

2.	Please refer to your response to comment 3 of our January 20, 2010 letter and address the following:

•
We do not understand the basis for including loss amounts determined under SFAS 5 for specific loan categories as unallocated. Please revise your presentation in future filings to appropriately allocate these amounts to the loan categories for which they were determined.

•
Please revise the presentation of your non-performing loans, your allowance for loan losses, and your allocation of the allowance for loan losses to specifically use the same loan categories as reflected in your loan portfolio disclosure.

•
Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type, please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:  In response to the second sentence in the first bullet in Comment 2, we will revise our presentation to include the allocation of loss amounts determined under SFAS 5 to the specific loan categories as shown in the accompanying Exhibit B.  However, our methodology for determining the SFAS 114 and SFAS 5 components of the ALLL tracks our four major loan pools.  Our Board of Directors has approved this methodology and we have undergone recent regulatory examinations that have agreed with the use of the four loan pools shown in the accompanying Exhibit B.  Accordingly, we believe to further refine our methodology (and obtain historical data) would not meaningfully enhance our disclosures and would increase our costs to monitor our ALLL without any significant benefits.

Our presentation will be in comparative format using the same loan categories as reflected in our loan portfolio disclosures as shown in the accompanying Exhibits C and D and will address your comments in the second bullet of Comment 2.

As to the third bullet in Comment 2, we have provided the additional disclosures in the accompanying Exhibit A.

Form 8-K filed January 13, 2010

3.	Please address the following regarding your response to comment 8 of our January 20, 2010 letter regarding your formal “Stipulation to the Issuance of a Consent Order” with the FDIC:

Kevin W. Vaughn
March 22, 2010

•      Please provide us with your proposed disclosures addressing the described implications of your Consent Order.

•
Tell us how you determine that the disclosure of such implications did not warrant an amendment of your Form 8-K filed on January 13, 2010 or filing of a new Form 8-K in order to provide the requested disclosures to the market on a timely basis as previously requested

Response: Upon further consideration, we have elected to amend the referenced Form 8-K. The proposed Form 8-K/A containing such disclosures is enclosed as Exhibit E.

In connection with the foregoing responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the staff from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the Untied States.

We trust that the foregoing adequately addresses your questions. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

/s/ Barry W. Chandler

Barry W. Chandler
Principal Executive Officer, Chief Executive Officer & President

Enclosure

Exhibit A

The following is a marked draft reflecting our changes in response to the three bullets under Comment 1 and the third bullet under Comment 2.

Lending Activities

General.  We originate loans primarily for investment purposes.  Significant segments of our loan portfolio are one- to four- family residential real estate loans, commercial real estate loans, including nonresidential real estate, construction and development loans, and commercial and industrial loans.

The following summarizes our general policies and procedures; however, each loan is underwritten separately following lending standards consistent with community banking practices.  In cases where we make exceptions to our policies and procedures (or regulatory guidance), we notate such exceptions in our underwriting documentation for consideration in the approval process or, if required by regulations, we monitor and report to our directors.  Also, when making references to rates, terms, and other ratios, some loans may differ; however, we believe those differences are immaterial.

One- to Four-Family Residential Real Estate Loans.  We offer mortgage loans to enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner.  We offer fixed-rate and adjustable-rate loans with terms up to 30 years.  Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans.  The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment.  The loan fees, interest rates, and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria, competitive market conditions, and regulatory constraints.  Most of our loan originations result from relationships with existing or past customers, members of our local community and referrals from realtors, attorneys, and builders.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan.  Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates, and the interest rates payable on outstanding loans.  Additionally, our current practice is to hold in our portfolio fixed-rate home-equity lines of credit and home equity loans with 10-year terms or less and adjustable-rate loans.

 Exhibit A

Interest rates and payments on our adjustable-rate mortgage loans generally adjust annually after an initial fixed period that ranges from 3 to 5 years.  Interest rates and payments on these adjustable-rate loans are based on published indices such as the one-year constant maturity Treasury index as published by the Federal Reserve in Statistical Release H.15.  The maximum amount by which the interest rate may be increased is two percentage points per adjustment period and the lifetime interest rate cap is six percentage points over the initial interest rate of the loan.  Our adjustable-rate residential mortgage loans provide for a decrease in the rate paid below the initial contract rate.

Our policy is to not originate conventional loans with loan-to-value ratios exceeding 90%.  All purchase money loans secured by one-to-four family residential property require a formal appraisal by a Board-approved licensed appraiser.  We obtain title insurance on all first mortgage loans.  Borrowers must obtain hazard insurance, windstorm insurance, and flood insurance for loans on properties located in a flood zone, before closing the loan.

Nonresidential Real Estate and Land Loans.  We offer adjustable-rate mortgage loans secured by nonresidential real estate such as commercial buildings.  These loans are typically repaid or the term is extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule.  We originate adjustable-rate nonresidential real estate loans with terms up to 25 years.  Interest rates and payments on most of these loans typically adjust annually after an initial fixed term of three to seven years.  Interest rates and payments on these loans are based on published indices such as the prime interest rate.  Loans are secured by first mortgages that do not exceed 80% of the property’s appraised value (65% for vacant land loans and 75% for horizontally-developed land loans), the maximum amount of which is limited by our in-house loans to one borrower limit.  When the borrower is a corporation, partnership or other entity, our policy is that significant equity holders serve as co-borrowers or as personal guarantors of the loan.

We also originate loans secured by unimproved property, including lots for single family homes and for mobile homes, raw land, and vacant commercial property.  The terms and rates of our land loans are the same as our nonresidential and multi-family real estate loans.  Loans secured by undeveloped land or improved lots typically involve greater risks than residential mortgage lending because land loans are more difficult to evaluate.  If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment.  Loan amounts generally do not exceed 65% of the lesser of the appraised value or the purchase price for raw land and 75% for land development and vacant horizontally developed land.

 Exhibit A

Construction Loans.  We originate fixed-rate and adjustable-rate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings.  We also make construction loans for commercial development projects, including apartment buildings, restaurants, shopping centers, and owner-occupied properties used for businesses.  Our construction loans provide for the payment of interest only during the construction phase, which is usually 9-12 months for residential properties and 12-18 months for commercial properties.  At the end of the construction phase, the loan converts to a permanent mortgage loan.  Loans can be made with a maximum as built loan to value ratio of 85% on residential construction and 80% on commercial construction at the time the loan is originated.  Before making a commitment to fund a construction loan, we require an as built appraisal of the property by an independent licensed appraiser.  We also will require an independent inspection of the property before disbursement of funds during the term of the construction loan.

Commercial Loans.  We occasionally make commercial business loans to professionals, sole proprietorships, and small businesses in our market area.  We extend commercial business loans on an unsecured basis and secured basis, the maximum amount of which is limited by our in-house loans to one borrower limit.

We originate secured and unsecured commercial lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows.  Commercial lines of credit secured by nonresidential real estate are adjustable-rate loans whose rates are based on the prime interest rate and adjust daily.  Commercial lines of credit secured by nonresidential real estate have terms no greater than 1-2 years and a maximum loan-to-value ratio of 85% of the pledged collateral when the collateral is commercial real estate.  We also originate commercial lines of credit secured by marketable securities and business assets and unsecured lines of credit.  These lines of credit, as well as certain commercial lines of credit secured by nonresidential real estate, require that only interest be paid on a monthly or quarterly basis and have a maximum term of no greater than 1-2 years.

We also originate secured and unsecured commercial loans.  Secured commercial loans are collateralized by nonresidential real estate, marketable securities, accounts receivable, inventory, industrial/commercial machinery and equipment and furniture and fixtures.  We originate both fixed-rate and adjustable-rate commercial loans with terms up to 25 years for secured loans and up to three years for unsecured loans.  Adjustable-rate loans are based on prime and adjust annually.  Where the borrower is a corporation, partnership or other entity, our policy is to require significant equity holders to be co-borrowers, and in cases where they are not co-borrowers, we require personal guarantees.

When making commercial business loans, we consider the financial statements and/or tax returns of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates, and the value of the collateral.

 Exhibit A

Higher Risk Loans. Certain types of loans, such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans (which are associated with construction and development loans), subprime loans, and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  We have not engaged in the practice of lending in the subprime market or offering loans with initial teaser rates and option ARM products.

 Exhibit A

Loan Underwriting Risks

Oceanside Bank lending policies reflect the level of risk acceptable to our Board of Directors and management, and provide clear and measurable underwriting standards that enable our lending staff to evaluate all relevant credit factors.  To ensure that policies and standards remain safe and sound, we consider both internal and external factors, such as its market position, historical experience, present and prospective trade area, probable future loan and funding trends, staff capabilities, and technological resources.  Consistent with bank regulatory real estate lending guidelines, our CRE (or commercial real estate) lending policies address the following underwriting standards:

•	Maximum loan amount by type of property
•	Loan terms
•	Pricing structures
•	Collateral valuation
•	Loan-to-value (LTV) limits by property types
•	Requirements for sensitivity analysis or stress testing
•	Minimum requirements for initial investment and maintenance of hard equity by the borrower
•	Minimum standards for borrower net worth, property cash flow and debt service coverage for the property

Residential Single-Family Adjustable-Rate Loans.  While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults.  The marketability of the underlying property also may be adversely affected in a high interest rate environment.  In addition, although adjustable-rate mortgage loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.  We underwrite adjustable-rate mortgages at fully indexed rates.

Multi-Family and Nonresidential Real Estate (including Land Loans).  Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans.  Of primary concern in multi-family and nonresidential real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project.  Payments on loans secured by income properties often depend on successful operation and management of the properties.  As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy.  To monitor cash flows on income properties securing loans over $500,000, we require borrowers and significant loan guarantors of loan relationships to provide annual financial statements and/or tax returns.  In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower’s expertise, credit history, and profitability and the value of the underlying property.  Our underwriting guidelines state that the properties securing these real estate loans should have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x.  Environmental surveys and inspections are obtained when circumstances suggest the possibility of the presence of hazardous materials, and are required for loans of $750,000 or more.

 Exhibit A

To monitor cash flows on loan participations, we require the lead lender to provide us with annual financial statements from the borrower.  We also conduct an annual internal loan review for loan participations.

Construction Loans. Construction financing is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate.  Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction.  During the construction phase, a number of factors could result in delays and cost overruns.  If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building.  If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment.  If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Loans.  Unlike residential mortgage loans, which typically are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business.  As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself.  Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loan Originations, Purchases, and Sales.  Loan originations come from a number of sources.  The primary sources of loan originations can be attributed to direct solicitation from our lending officers, existing customers, walk-in traffic, advertising, and referrals from customers and brokers.  We occasionally purchase participation interests in loans to supplement our origination efforts.

Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our Board of Directors and management.  In addition to establishing lending limits and loan authorities, our policies establish loan-to-value limits.  For example, real estate mortgage loans are subject to regulatory loan-to-value limits as follows:

 Exhibit A

REGULATORY LOAN-TO-VALUE LIMITS
LOAN CATEGORIES	LTV LIMIT
Raw Land
Land development and vacant horizontally developed land
Construction:
Commercial, multifamily, and other nonresidential
One-to-four family residential
Improved property
Owner-occupied one-to-four family and home equity
65% 75% 80% 85% 85% 89.9%

We may approve a loan that exceeds the stated loan to value limits.  Any such loan will be treated on a case-by-case basis.  The aggregate amount of all loans in excess of the loan to value ratios will not exceed 100 percent of total capital.  Additionally, within the aggregate limit, the total loans for all commercial, multifamily, and other properties that are not one-to-four family residential properties should not exceed 30 percent of total capital.

Underwriting Documentation. Our policies provide specific guidance covering the various types of loans and include documenting the borrower’s (and/or guarantor’s) experience, character, liquidity, competition, local market/economic trends, past performance, and projected cash flow to repay the debt.  Our validation requirements for documenting a borrower’s income and assets include obtaining tax returns, personal or business financial statements, and credit bureau reports.  If appropriate, we verify employment status and employment income.  We also make inquiries and perform cash flow analyses in our underwriting.

When prudent, we physically inspect the borrower’s business or property.  In addition, we obtain third party appraisals, internal valuations, environmental assessments, project economics, analysis of leases, and annual financial data.

Appraisal Policy.  We have a detailed policy covering the real estate appraisal process, including the selection of qualified appraisers, review of appraisal reports upon receipt, and complying with the federal regulatory standards that govern the minimum requirements for obtaining appraisals or evaluations.  When we renew a loan secured by real estate that is covered by the federal regulatory appraisal guidelines, we obtain a current evaluation or, if market conditions warrant, or if we advance new monies in excess of reasonable closing costs, an updated appraisal.

When we evaluate a collateral-dependent loan for impairment, we obtain updated appraisals or evaluations depending on the age of the last appraisal, volatility of the local market, and other factors.  If we can support the existing appraisal with a current comparable sales evaluation and tax assessment value, then we may continue to use the existing appraisal.  In developing an evaluation, we use discounts derived from our observation of market trends including declines in real estate values and increases in marketing time as well as conversations with local appraisers.

 Exhibit A

Unless we are permitted by regulatory guidance to substitute an acceptable evaluation (with appropriate discounts considered) for a new or updated appraisal, our practice is to not use outdated appraisals in either the loan origination, loan renewal, or determination of the level of our allowance for loan losses.

Loan maturities. As previously mentioned, we must consider both the risk of early repayment of loans and the timing of contractual loan maturities, which is the risk that we would be unable to reinvest the proceeds from loan repayment at favorable rates (or net interest margin).

A significant portion of our loans matures within one year.  Many of the commercial, construction, and real estate development loans we originate are for 1-year to 3-year terms (and are historically renewed).  Since a substantial portion of loans are typically renewed at maturity, we expect the historical trend to continue.  In the event of an unusually high pay-off rate, we believe we have the ability to adjust our deposit rates to shrink our balance sheet if prudent.  Furthermore, as we seek to increase our risk-based capital ratios, one strategy that we intend to implement calls for reducing the total assets of Oceanside Bank.  To the extent certain loans maturing within the next 12 months do not renew, this will assist in achieving our goal of improving our risk-based capital ratios.

Junior liens and home equity lines of credit of $20.7 million were included in the total of $37.1 million of 1-4 family residential loans maturing in one year or less.  These loans are typically written for shorter terms (or renew annually).  Also, we have shown $8.8 million of 1-4 family residential loans that reprice during 2009 and may refinance in the current rate environment.

We have $27.9 million in construction, land development, and other land loans that mature during 2009.  Despite the current market conditions, we believe that we have the ability to renew these loans in accordance with regulatory guidelines.

For those loans that are expected to be completed during 2009, we either have a take-out commitment to permanently finance from another lender, or we have approved the loan to hold in our portfolio.  For development loans where the project has stalled or is expected to continue past the current maturity date of the loan, we plan to renew the loan and whenever possible begin amortizing the loan.  This approach is generally permitted by regulatory guidelines and considered by our Board of Directors as a prudent strategy to recover our investment without forcing the borrower (or us) to liquidate the collateral in this unfavorable real estate environment.

 Exhibit A

OCEANSIDE BANK
QUARTERLY ALLL ALLOCATION

		Quarter Ended Sept. 30, 2009			Quarter Ended June 30, 2009			Quarter Ended Mar. 31, 2009
		SFAS 114	SFAS 5	Total	SFAS 114	SFAS 5	Total	SFAS 114	SFAS 5	Total
Commercial real estate	1	$560	$1,079	$1,639	$1,046	$1,161	$2,207	$1,082	$1,162	$2,244
Residential real estate	2	561	1,097	1,658	381	698	1,079	142	777	919
Total real estate		1,121	2,176	3,297	1,427	1,859	3,286	1,224	1,939	3,163
Commercial	4	428	289	717	427	306	733	427	350	777
Consumer and other loans	3	3	56	59	12	81	93	35	87	122
		-	1	1	-	43	43	-	-	-
Totals		$1,552	$2,522	$4,074	$1,866	$2,289	$4,155	$1,686	$2,376	$4,062

% of unallocated to total				0.02%			1.03%			0.00%

		Quarter Ended Dec. 31, 2008			Quarter Ended Sept. 30, 2008			Quarter Ended June 30, 2008
		SFAS 114	SFAS 5	Total	SFAS 114	SFAS 5	Total	SFAS 114	SFAS 5	Total
Commercial real estate	1	$1,114	$993	$2,107	$1,532	$918	$2,450	$520	$868	$1,388
Residential real estate	2	140	819	959	283	298	581	265	184	449
Total real estate		1,254	1,812	3,066	1,815	1,216	3,031	785	1,052	1,837
Commercial	4	435	383	818	174	144	318	95	112	207
Consumer and other loans	3	28	87	115	41	62	103	22	57	79
		-	-	-	-	1	1	-	-	-
Totals		$1,717	$2,282	$3,999	$2,030	$1,423	$3,453	$902	$1,221	$2,123

% of unallocated to total				0.00%			0.03%			0.00%

Exhibit B

OCEANSIDE BANK
QUARTERLY NPAs
	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2009	2009	2009	2008	2008	2008
Non-Accrual Loans
Construction, land development, and other land	$2,019	$2,018	$2,018	$3,793	$4,357	$-
1-4 family residential	2,700	3,092	1,305	1,638	916	334
Multifamily residential	1,350	3,390	3,247	-	-	-
Commercial	396	692	695	-	-	-
Total real estate	6,465	9,192	7,265	5,431	5,273	334
Commercial	-	-	-	-	-	-
Consumer and other loans	-	33	27	28	11	-
Total	$6,465	$9,225	$7,292	$5,459	$5,284	$334

Accruing => 90 days past due
Construction, land development, and other land	$-	$-	$-	$1,451	$1,451	$1,451
1-4 family residential	514	-	-	-	-	734
Multifamily residential	-	-	-	-	-	-
Commercial	-	-	-	205	-	-
Total real estate	514	-	-	1,656	1,451	2,185
Commercial	-	-	-	-	-	-
Consumer and other loans	-	-	18	-	-	45
Total	$514	$-	$18	$1,656	$1,451	$2,230

Total nonperforming loans	$6,979	$9,225	$7,310	$7,115	$6,735	$2,564
Foreclosed real estate	2,179	2,290	2,338	3,421	4,313	4,149
Repossessed assets	-	-	-	75	-	-

Total nonperforming assets	$9,158	$11,515	$9,648	$10,611	$11,048	$6,713
Restructured Loans
1 to 4 Family	$956	$1,453	$743	$692	$754	$-
All other	3,779	3,779	3,729	2,874	1,091	-
Total Restructured loans	$4,735	$5,232	$4,472	$3,566	$1,845	$-
Total nonperforming assets & restructured loans	$13,893	$16,747	$14,120	$14,177	$12,893	$6,713

Ratios
Total Loans	$203,345	$207,927	$207,488	$207,029	$208,825	$203,681
Total Assets	$325,919	$302,540	$277,400	$267,795	$262,885	$264,045
Total nonperforming loans to total loans	3.43%	4.44%	3.52%	3.44%	3.23%	1.26%
Total nonperforming assets to total assets	2.81%	3.81%	3.48%	3.96%	4.20%	2.54%
Total nonperforming assets & restructured loans to total assets	4.26%	5.54%	5.09%	5.29%	4.90%	2.54%

Exhibit C

OCEANSIDE BANK
QUARTERLY ALLL
	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2009	2009	2009	2008	2008	2008

Allowance for loan losses at beginning of the quarter	$4,155	$4,062	$3,999	$3,453	$2,123	$1,970

Charge-offs for the quarter
Construction, land development, and other land	-	-	(135)	(53)	-	(137)
1-4 family residential	(1,183)	(42)	-	-	(299)	(1)
Multifamily residential	(2,040)	-	-	(1,110)	-	-
Commercial	(123)	-	-	-	-	-
Total real estate	(3,346)	(42)	(135)	(1,163)	(299)	(138)
Commercial	(13)	-	(26)	(92)	(6)	(365)
Consumer and other loans	(54)	(2)	(10)	(4)	(100)	(24)
Total charge-offs	(3,413)	(44)	(171)	(1,259)	(405)	(527)

Recoveries for the year-to-date
Construction, land development, and other land	-	-	-	-	-	-
1-4 family residential	-	-	-	-	-	-
Multifamily residential	-	-	-	-	-	-
Commercial	-	-	-	-	-	-
Total real estate	-	-	-	-	-	-
Commercial	10	1	-	1	-	18
Consumer and other loans	10	3	-	-	-	1
Total recoveries	20	4	-	1	-	19
Net charge-offs for the quarter	(3,393)	(40)	(171)	(1,258)	(405)	(508)
Provision for loan losses for the quarter	3,312	133	234	1,804	1,735	661
Allowance for loan losses at end of the quarter	$4,074	$4,155	$4,062	$3,999	$3,453	$2,123

Ratios
Total Loans	$203,345	$207,927	$207,488	$207,029	$208,825	$203,681
Average Loans	$207,567	$207,617	$207,280	$203,656	$202,244	$200,263
Nonperforming Loans	$6,979	$9,225	$7,310	$7,115	$6,735	$2,564
Total Assets	$325,919	$302,540	$277,400	$267,795	$262,885	$264,045
Ratio of net charge-offs to average loans outstanding	6.54%	0.08%	0.33%	2.47%	0.80%	1.01%
Ratio of allowance for loan losses to period end loans	2.00%	2.00%	1.96%	1.93%	1.65%	1.04%
Ratio of allowance for loan losses to nonperforming loans	58.38%	45.04%	55.57%	56.21%	51.27%	82.80%

Exhibit D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): January 7, 2010

ATLANTIC BANCGROUP, INC.
(Exact name of registrant as specified in its charter)

Florida	001-15061	59-3543956
(State or other jurisdiction	Commission File Number	(I.R.S. Employer
Of incorporation)	Identification No.)

1315 South Third Street
Jacksonville Beach, Florida 32250
(address of principal executive offices)
Registrant’s telephone number: (904) 247-9494

Exhibit E

EXPLANATORY NOTE

This Amended Form 8-K is being filed to provide additional information concerning the previously disclosed Consent Order entered into by Atlantic BancGroup, Inc,’s wholly-owned subsidiary, Oceanside Bank.

ITEM 1.01.   Entry into a Material Definitive Agreement.

Effective January 7, 2010, Oceanside Bank (the “Bank”), a wholly-owned subsidiary of Atlantic BancGroup, Inc. (the “Company”) entered into a Stipulation to the Issuance of a Consent Order (“Stipulation”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the Florida Office of Financial Regulation (the “OFR”). Pursuant to the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulation, to the issuance of a Consent Order by the FDIC and the OFR, also effective as of January 7, 2010.

The Consent Order represents an agreement among the Bank, the FDIC and the OFR as to areas of the Bank’s operations that warrant improvement and presents a plan for making those improvements. The Consent Order imposes no fines or penalties on the Bank.

Pursuant to the Consent Order, the Bank’s Board of Directors is required increase its participation in the affairs of the Bank. This participation shall include comprehensive, documented meetings to be held no less frequently than monthly. The Bank must also develop, submit for comment to the FDIC and the OFR, and approve a management plan for the purpose of providing qualified management for the Bank. Prior to the entry of the Consent Order, the Board conducted such meetings, but will now require more detailed management reports. The Board is in the process of developing a management plan and evaluating the structure and composition of current Bank management. The Board has also developed an education plan for itself.

During the life of the Consent Order, the Bank shall not add any individual to the Bank’s Board of Directors or employ any individual as a senior executive officer without the prior non-objection of the FDIC and the OFR. The Bank has been subject to this requirement since 2008; therefore, this requirement will have no affect on the Bank’s operations.

Within 90 days of the effective date of the Consent Order and, thereafter, during the life of the Consent Order, the Bank shall achieve and maintain a Tier 1 Leverage Capital Ratio of not less than 8% and a Total Risk Based Capital Ratio of not less than 11%. In the event such ratios fall below such levels, the Bank shall notify the FDIC and the OFR and shall increase capital in an amount sufficient to reach the required ratios within 90 days of such notice. At December 31, 2009, the Bank’s Tier 1 Leverage Capital Ratio was 4.06% and its Total Risk Based Capital Ratio was 7.68%. The Company is exploring strategic alternatives intended to result in attaining such capital ratios, but uncertain regarding its ability to reach those levels by the April 7, 2010 deadline.

The Bank shall also be required to maintain a fully funded Allowance for Loan and Lease Losses (“ALLL”), the adequacy of which shall be satisfactory to the FDIC and the OFR. The Board of Directors shall review the adequacy of the ALLL and establish a comprehensive policy for determining the adequacy of the ALLL consistent with regulatory policies. A deficiency in the ALLL shall be remedied in the calendar quarter it is discovered. The Bank’s policy for determining the adequacy of the Bank’s ALLL and its implementation shall be satisfactory to the Supervisory Authorities as determined at subsequent examinations and/or visitations. The Bank has always endeavored to maintain a fully funded, adequate ALLL. Regulatory review of the ALLL has not always been consistent from examination/visitation to examination/visitation and has not always seemed to be in accordance with generally accepted accounting principles or written regulatory guidance or regulations, so the Bank anticipates possibly being requested to make further adjustments to the ALLL depending on the affiliation (FDIC or OFR), identity, or attitudes of future examination or visitation staff. As of the date of the Consent Order, the Bank believes its ALLL is adequate.

Pursuant to the Consent Order, the Bank must review, revise and adopt its written liquidity, contingency funding and funds management policy to provide effective guidance and control over the Bank’s funds management activities. The Bank must also implement adequate models for managing liquidity; and, calculate monthly the liquidity and dependency ratios. The Bank has revised such policies and is refining its practices and procedures in these areas. The Bank expects that these actions will improve the Bank’s liquidity, contingency funding and funds management practices.

Throughout the life of the Consent Order, the Bank shall not accept, renew, or rollover any brokered deposit, and comply with the restrictions on the effective yields on deposits exceeding national averages. The Bank has not accepted, renewed or rolled over any brokered deposits since July 2009; therefore, that restriction is not expected to alter the Bank’s current deposit gathering activities. With respect to the yield limitations, it is possible

Exhibit E

that the Bank could experience a decrease in deposit inflows, or the migration of current deposits to competitor institutions, if other institutions offer higher interest rates than those permitted to be offered by the Bank.

While the Consent Order is in effect, the Bank shall notify the FDIC and the OFR, at least, 60 days prior to undertaking asset growth in excess of 10% or more per annum or initiating material changes in asset or liability composition. The Bank anticipates no such changes.

While the Consent Order is in effect, the Bank shall not declare or pay dividends, interest payments on subordinated debentures or any other form of payment representing a reduction in capital without the prior written approval of the Supervisory Authorities. The Bank has not made any payments on its subordinated debentures since June 2009 and has not paid a dividend to the Company since April 2009. Therefore, this restriction is not expected to affect the Bank’s operations.

While the Consent Order remains in effect, the Bank shall, within 30 days of the receipt of any official Report of Examination, eliminate from its books any remaining balance of any assets classified “Loss” and 50% percent of those classified “Doubtful”, unless otherwise approved in writing by the FDIC and the OFR. Within 60 days from the effective date of the Consent Order, the Bank shall formulate a plan, subject to approval by the FDIC and the OFR, to reduce the Bank’s risk exposure in each asset, or relationship in excess of $500,000 classified “Substandard” by the FDIC in November 2008. The Bank had made such adjustments prior to entry of the Consent Order and the Bank has been attempting to reduce its risk exposure in all “Substandard” assets. Therefore, these requirements are not expected to affect the Bank’s operations.

The Bank shall also reduce the aggregate balance of assets classified “Substandard” by the FDIC in November 2008, in accordance with the following schedule: (i) within 90 days to not more than 100% of Tier 1 capital plus the ALLL; (ii) within 180 days to not more than 85% of Tier 1 capital plus the ALLL; (iii) within 270 days to not more than 60% of Tier 1 capital plus the ALLL; and (iv) Within 360 days to not more than 50% of Tier 1 capital plus the ALLL. The Bank is on schedule to meet the first and second targeted goals. The Bank anticipates needing to increase its Tier 1 capital or successfully work out an appropriate amount of “Substandard” assets to meet the third and fourth targeted ratios. Bank management is actively trying to reduce the amount of “Substandard” assets and the Company is exploring strategic alternatives intended to result in increasing the Bank’s Tier 1 capital.

Beginning with the effective date of the Consent Order, the Bank shall not extend any credit to, or for the benefit of, any borrower who has a loan that has been charged off or classified “Loss” or “Doubtful” and is uncollected. Additionally, during the life of the Consent Order, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been classified “Substandard”, and is uncollected, unless the Bank documents that such extension of credit is in the Bank’s best interest. Prior to, and following, the entry of the Consent Order, the Bank had, and has, no intention of extending credit to such borrowers in violation of these requirement. Accordingly, such requirement will not affect the Bank’s operations.

Within 30 days from the effective date of the Consent Order, the Bank will engage a loan review analyst who shall review all loans exceeding $500,000. The Bank has engaged an outside loan review analyst. The results of its review are expected to assist the Bank in working out classified assets and may result in positive or negative changes to certain loan classifications.

Within 60 days from the effective date of the Consent Order, the Bank shall revise, adopt, and implement a written lending, underwriting and collection policy to provide effective guidance and control over the Bank’s lending function. In addition, the Bank shall obtain adequate and current documentation for all loans in the Bank’s loan portfolio. Within 30 days from the effective date of the Consent Order, the Board shall adopt and implement a policy limiting the use of loan interest reserves to certain types of loans. The Bank has consistently obtained adequate and current documentation for its loans. The Bank has developed the required policies, which are expected to assist management in improving the management of the relevant aspects of the Bank’s operations.

Within 60 days from the effective date of the Consent Order, the Bank shall perform a risk segmentation analysis with respect to the any other concentration deemed important by the Bank. The plan shall establish appropriate commercial real estate (“CRE”) lending risk limits and monitor concentrations of risk in relation to capital. The Bank is in the process of performing this analysis. Based on the level of attention the Bank has paid to its CRE lending program, including the cessation of CRE lending in January 2009, this analysis is not expected to have any impact on the Bank’s operations. It may, however, result in positive or negative changes to certain loan classifications.

Within 30 days from the effective date of the Consent Order, the Bank shall formulate and fully implement a written plan and a comprehensive budget. Within 60 days from the effective date of the Consent Order, the Bank

Exhibit E

shall prepare and submit to the FDIC and the OFR for comment a business strategic plan covering the overall operation of the Bank. The Bank has prepared a strategic plan and budget and submitted them as required. Since the Bank has prepared a strategic plan and budget each year since opening, this requirement is not expected to change the nature of the Bank’s operations.

Within 30 days of the end of each calendar quarter following the effective date of the Consent Order, the Bank shall furnish written progress reports to the FDIC and the OFR detailing the form, manner, and results of any actions taken to secure compliance. The Bank will prepare and submit such reports. This is expected to have minimal impact on the Bank’s operations and financial results.

ITEM 8.01. Other Events.

On January 13, 2010, Atlantic BancGroup, Inc. issued a press release concerning the Consent Order. A copy of the press release is furnished with this report as Exhibit 99.1

ITEM 9.01.  Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are being filed or furnished with this Report (and are incorporated by reference from the Company’s Form 8-K filed on January 13, 2010):

10.9           Stipulation to Entry of Consent Order and Consent Order.
99.1           Press Release (solely furnished and not filed for purposes of Item 9.01).

Date:          March __, 2010

Atlantic BancGroup, Inc.
(Registrant)

By:	/s/ Barry W. Chandler
Barry W. Chandler
Principal Executive Officer

Exhibit E